Exhibit 4
SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1997


                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Services, Inc. (70-7671)
                  Central and South West Services, Inc. ("CSWS"), a service company subsidiary of Central and South West Corporation, a registered holding company, has filed an post-effective amendment to the Form U-1 Application in this file under Sections 9(a) and 10 of the Act and Rule 54 thereunder, in which amendment CSWS seeks to extend the term of the authority previously granted by the Commission through December 31, 2002.
                  By order dated August 10, 1990 (HCAR No. 25132) (the "Order"), the Commission authorized CSWS to license and sell to nonassociate entities through December 31, 1992 specialized computer programs and to provide support services to licensees and entities that purchased such software. Such support services were to include program enhancements and problem resolution.
                  By order dated December 18, 1992 (HCAR No. 25714) (the "First Supplemental Order"), the Commission authorized CSWS to license and sell to nonassociate entities through December 31, 1994 specialized computer programs and to provide support services to licensees and entities that purchased such software. Such support services were to be sold to nonassociate entities for under cost.
                  By order dated December 28, 1994 (HCAR No. 26206) (the "Second Supplemental Order"), the Commission extended the term of the authority granted to CSWS in the Order and the First Supplemental Order and granted CSWS the authority through December 31, 1997 to make expenditures up to $1 million per calendar year and $250,000 per project to develop or change software for nonassociate entities, to market software, services and reserve computer capacity and to add up to ten employees to support these activities. The Second Supplemental Order also authorized CSWS to sell reserve computer capacity (in amounts up to 50% of its total capacity) and provide data management services to nonassociate entities -- largely customers of its associate public utility companies.
                  CSWS now respectfully requests that the Commission extend the term of the authority granted in the Order the First Supplemental Order and the Second Supplemental Order through December 31, 2002.
                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary